Brian J. Lynch

215-988-1119 Direct

215-988-2757 Fax

Brian.Lynch@dbr.com

September 9, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:	Suzanne Hayes Mary Beth Breslin Irene Paik

Re:	Tyme Technologies, Inc. Amendment No. 3 on Form S-1 to Form S-3 Registration Statement (File No. 333-211489)

Ladies and Gentlemen:

On behalf of Tyme Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail dated August 30, 2016 relating to the Company’s  Amendment No. 2 to Registration Statement on Form S-1 filed on August 10, 2016 (the “Registration Statement”).

The Company has revised the Registration Statement in response to the Staff’s comments and is publically filing concurrently with this letter Amendment No. 3 on Form S-1 to Form S-3 Registration Statement (the “Amended Registration Statement”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company.

General

1.

(A) Based on a phone conversation on August 15, 2016, it is our understanding that your intent is to register a continuous offering of securities pursuant to Rule 415(a)(1)(ix) of Regulation C.  However, your disclosure suggests that you are attempting to register securities to be offered on a delayed basis pursuant to Rule 415(a)(1)(x) of Regulation C, which may only be done on Form S-3.  For example, you state that your securities may be sold from “time to time” and do not include specifics (B) about the terms of the securities you are offering or your plan of distribution.  Please substantially revise your disclosure throughout the registration statement to comply with Rule 415.  Please refer to Rule 415 of Regulation C and Items 202 and 508 of Regulation S-K.  For additional guidance, please refer to Section II.A.11 of SEC Release No. 33-6714 (May 27, 1987) and footnote 61 to Securities Act Release No. 33-7301 (May 31, 1996).  After reviewing your amendment and any response, we may have additional comments.

Response 1(A): The Company wishes to advise the Staff that disclosure has been modified throughout the prospectus to eliminate any potential inference that an offering would be made on a delayed basis. See in particular, the registration statement facing page, the footnotes to the registration fee table, the prospectus cover page, and page 5, page 17, page 28, and page 29 of the prospectus.

Response 1(B): We respectfully submit that the Amended Registration Statement contains disclosure consistent with Form S-1, Regulation S-K and historical positions of the Commissionand Staff as reflected in Securities Act Releases and interpretive positions. Please note that unlike filings made under Rule 430B, where prospectuses may omit descriptions of, and plans of distributions concerning securities, the Amended Registration Statement contains (1) a broad description of the intended plan of distribution consistent with Item 508 of Regulation S-K,  (2) a full description of the Company’s common stock and (3) descriptions of preferred stock, debt securities and warrants that are consistent with (y) Item 202 of Regulation S-K, which simply requires matters listed in such Item “as are relevant” and for which a “. . . complete legal description of the securities need not be given” and (z) Rule 409.

As relayed by the Staff in a phone conversation, some concern was expressed over the lack of price information for each class of security at the time of effectiveness. We respectfully submit that such price-related information as of the effective date need not be presented, as contemplated by Rule 430A, and for periods beyond that initially contemplated by Rule 430A and expressly covered by Rule 430C, such information would not be required to be presented in the registration statement prior to the initial effective date since such information would be unknown and not reasonably available or subject to disclosure under Rule 409.  This is particularly relevant given the two-year-period of the offering contemplated under the Amended Registration Statement, which is expressly permitted by Rule 415(a)(2). From an investor protection standpoint, we wish to note that preliminary pricing related details need not be in the registration statement before effectiveness and can be communicated or furnished after the effective date by use of a preliminary term sheet, consistent with Release 33-8591 (including in particular the text preceeding footnote 270).  In addition,  final pricing related terms can be filed after the effective date under Rule 424(b). It is clear from Release 33-8591 and Rule 430A or Rule 430C that information contained in such filed supplements would constitute information contained in the Amended Registration Statement, and we fail to see any gap in securities law disclosure or investor protection by the absence of such information in the Amended Registration Statement immediately prior to the initial effective date.

The Company is specifically aware of its ability to update an S-1 registration statement for a continuous offering, by virtue of CDI 212.07 and 212.20 and the Company is aware that predecessor telephone interpretations have been likewise extended to analogous situations to the Amended Registration Statement, including offerings involving Rule 415  continuous Form S-1 warrant offerings where “stickering” was permissible without an obligation to file a post-effective amendment.

With respect to your references to Release 33-6714 and Release 33-7301, we believe that the cited provisions do not supersede, and should not impact, the positions we cited above in support of the proposed Company positions, which were expressly enabled by the subsequently adopted Commission position in the 2005 Securities Offering Reform Release (Release 33-8591) and associated rules. We wish to distinguish Release 33-6714 since there is no “omission” of the principal amount of securities offered since the Amended Registration Statement disclosures do not omit the principal amount of each class of securities offered and permissibly disclose a called dollar value of each class of securities registered. We further wish to distinguish Release 33-7301, which merely proposed rules for concurrent 1933 Act and 1934 Act registrations, which we believe is not relevant due to the factors cited above as well as the fact that 1934 Act registration of a class of securities (much less concurrent registration) is not contemplated or being sought by the Company.

Calculation of Registration Fee

2.

As indicated in the Note to the Registration Fee table of Form S-1, if the filing fee is calculated pursuant to Rule 457(o), the aggregate offering price for each class of securities registered for sale and the amount of registration fee for that class must appear in the fee table.  Currently, you have included the amounts to be registered for each class of securities in the fee table and a total registration fee, but have not provided the amount of the fee for each class of securities in the fee table.  Please revise the registration fee table accordingly.

Response 2: The Company has made the changes requested by the Staff in the Amended Registration Statement.

Prospectus Cover Page

3.

Please revise your disclosure here and elsewhere in order to disclose the amount of each class of securities to be offered.  For guidance, please refer to Regulation S-K Item 501(b)(2), Securities Act Rules Compliance & Disclosure Interpretations Question 227.02 and footnote 34 of Securities Act Release No. 33-6714 (May 27, 1987).

Response 3: The Company has made the changes requested by the Staff in the Amended Registration Statement.

Plan of Distribution, page 24

4.

In addition to substantially revising this section to describe specifically the terms upon which the securities will be offered pursuant to comment 1, please omit references to at- the-market offerings.  Note that an at-the-market offering of equity securities must come within Rule 415(a)(1)(x).

Response 4: The Company has made the changes requested by the Staff in the Amended Registration Statement.

Please direct your questions or comments regarding this letter or the Registration Statement to Brian Lynch at (215) 988-1119. Thank you for your assistance.

Sincerely,

/s/ Brian Lynch

Brian Lynch